Profit and Loss

OWB Holdings Inc.

January 1-August 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
400 Sales of Product Income	$1,289.03
401 eCommerce/Farmers Market Sales	0
402 eComm/FM Sales Beer - Packaged	8,126.06
Total for 401 eCommerce/Farmers Market Sales	**$8,126.06**
405 Taproom Sales	0
406 Taproom Sales 3rd-Party Alcohol	61,145.45
407 Taproom Sales 3rd-Party NA Beverage	3,800.88
408 Taproom Sales Beer - Kegged	136,564.46
409 Taproom Sales Beer - Packaged	11,704.54
410 Taproom Sales Food	20,659.92
4111 Square Discounts Given	-24,833.70
4112 Square Refunds	-973.86
411 Taproom Sales Merchandise	1,088.25
Total for 405 Taproom Sales	**$209,155.94**
412 Wholesale Sales	-$190.20
413 Wholesale Beer - Kegged	19,926.00
414 Wholesale Beer - Packaged	200,706.18
415 Wholesale Shipping Income	5.68
Total for 412 Wholesale Sales	**$220,447.66**
420 Other Income	820.00
Total for 400 Sales of Product Income	**$439,838.69**
499 Uncategorized Income	1.20
Discounts given	-81.03
Total for Income	**$439,758.86**
Cost of Goods Sold	
5100 eCommerce /Farmers Market COGS	0
5101 eComm/FM COGS Beer - Packaged	4,500.80
Total for 5100 eCommerce /Farmers Market COGS	**$4,500.80**
5200 Taproom COGS	$114.00
5201 Taproom COGS 3rd-Party Alcohol	15,546.85
5202 Taproom COGS 3rd-Party NA Beverage	2,808.29
5203 Taproom COGS Beer - Kegged	36,212.39
5204 Taproom COGS Beer - Packaged	4,422.81
5205 Taproom COGS Food	7,266.04
5206 Taproom COGS Merchandise	647.57
Total for 5200 Taproom COGS	**$67,017.95**

OWB Holdings Inc.
January 1-August 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
5300 Wholesale COGS	0
5301 Wholesale COGS Beer - Kegged	13,888.46
5302 Wholesale COGS Beer - Packaged	108,253.06
Total for 5300 Wholesale COGS	**$122,141.52**
Total for Cost of Goods Sold	**$193,660.27**
Gross Profit	**$246,098.59**
Expenses	
507 Charitable Contributions	87.28
528 Payroll Expenses	0
530 Wages	
6010 G&A Wages	90,232.63
6015 Taproom Wages	4,863.33
6025 G&A Payroll Taxes	11,431.81
6026 Taproom Payroll Taxes	816.92
6030 G&A Employee Benefits	3,714.27
6040 G&A Commissions	4,550.00
6050 Taproom Tips Clearing	
Total for 528 Payroll Expenses	**$115,608.96**
532 Reimbursable Expenses	50.00
6100 Advertising & Marketing	0
6110 Online Advertising	4,611.63
6120 Print Materials	447.95
6130 Website	981.82
6140 Promotional Item Shipping	1,673.58
6170 Product Samples	873.21
6190 eCommerce Shipping	940.25
Total for 6100 Advertising & Marketing	**$9,528.44**
6200 Taproom Expenses	0
6205 Taproom Rent	36,945.00
6210 Electric & Gas	6,557.22
6220 Trash & Recycling	700.19
6225 Water & Sewer	1,112.45
6230 Taproom Decor	17.93
6235 Taproom Equip.	4,099.46
6240 Taproom Supplies	5,897.84
6245 Taproom Janitorial	4,065.00
6250 Events Costs	1,300.00
6465 Taproom Repairs & Maintenance	2,204.93
Total for 6200 Taproom Expenses	**$62,900.02**

OWB Holdings Inc.
January 1-August 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
6300 Brewery Expenses	0
6310 Brewery Supplies	55.49
6320 Brewery Equipment	190.86
6330 Brewery Rent	3,940.00
6360 Wholesale Shipping	22,850.00
6485 Cold Storage	10,530.00
Total for 6300 Brewery Expenses	**$37,566.35**
6400 Office & Admin	0
6215 Internet & Cable	600.00
6405 Bank Charges & Fees	3.19
6410 Bank Fees	0.50
6415 Payment Processing Fees	-0.54
6420 Square Fees	8,602.13
6425 Dues & Subscriptions	1,288.81
6430 Car & Truck	262.06
6435 Insurance	$15,916.46
514 Insurance - Worker's Compensation	566.34
Total for 6435 Insurance	**$16,482.80**
6440 Insurance - Business/General Liability	375.16
6446 Telephone	1,228.17
6450 Business Software	13,077.38
6470 Professional Development	984.97
6475 Reimbursements	815.87
6480 Square Uncat. Expenses	12.13
6495 Other Business Expenses	52.14
6498 Clothing & Uniforms	150.00
Total for 6400 Office & Admin	**$43,934.77**
6500 Travel & Entertainment	$6.00
6510 Transportatio & Travel	1,005.83
6520 Meals & Entertainment	1,756.75
Total for 6500 Travel & Entertainment	**$2,768.58**
6600 Legal & Professional	0
6610 Professional Services	5,265.57
6620 Accountant Services	11,442.50
6630 Legal Services	8,375.00
6640 Contractors	5,023.11
Total for 6600 Legal & Professional	**$30,106.18**
6999 Uncategorized Expense	-9.45
Melio services fee	
Total for Expenses	**$302,541.13**
Net Operating Income	**-$56,442.54**

Profit and Loss

OWB Holdings Inc.
January 1-August 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Other Income	
7000 Other Income	$2,398.00
7010 Cash Back Rewards	932.96
7020 CalRecycle Admin fee	36.99
7030 Late Fee Income	175.76
Total for 7000 Other Income	**$3,543.71**
Total for Other Income	**$3,543.71**
Other Expenses	
7500 Other Expenses	0
7510 Interest Paid	17,836.23
7520 Depreciation Expense	13,054.08
7525 Amortization Expense	5,666.64
7530 Reconciliation Discrepancies	2,335.99
7540 Cash short/(over)	-55.58
Total for 7500 Other Expenses	**$38,837.36**
8000 Tax	0
8010 Sales & Use Tax	
8020 CRV Tax	2,465.90
8040 Alcohol Taxes & Licenses	3,867.69
8090 Taxes & Licenses	6,802.00
Total for 8000 Tax	**$13,135.59**
Total for Other Expenses	**$51,972.95**
Net Other Income	**-$48,429.24**
Net Income	**-$104,871.78**

Balance Sheet

OWB Holdings Inc.

As of August 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1071 Bill.com Money In Clearing	374.65
1072 Bill.com Money Out Clearing	250.00
1090 Petty Cash- Taproom	674.41
Cash in Drawer	300.00
Chase Checking x1166	17,419.10
Escrow Deposit	
First Republic Checking	-94.00
Import Payments	0
Bank	
Cash	
Stripe clearing	
Total for Import Payments	**0**
Mercury Checking x0117 (old)	
Mercury Column Checking (x1488)	22,386.24
Mercury Column Savings (6289)	2,800.00
Mercury Savings x2602 (old)	
Square Bank Account	181.00
Stripe Bank Account	5.95
Total for Bank Accounts	**$44,297.35**
Accounts Receivable	
Accounts Receivable	-189.40
Accounts Receivable (A/R)	25,824.14
Total for Accounts Receivable	**$25,634.74**
Other Current Assets	
100 Inventory	0
1001 Inventory - Freight In Costs	12,081.27
101 Inventory Beer - Kegged	4,471.59
102 Inventory Beer - Packaged	22,209.33
103 Inventory Beer - Work in Progress	990.00
104 Inventory Ingredients	2,286.71
105 Inventory Merchandise	958.42
107 Inventory Packaging	6,728.57
108 Taproom - 3rd-Party Alcohol	5,328.22
109 Taproom Inventory - 3rd-Party NA Beverage	-1,636.95
110 Taproom Inventory - Food	1,342.86

Balance Sheet

OWB Holdings Inc.

As of August 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Total for 100 Inventory	**$54,760.02**
189 Prepaid Expenses	8,181.40
190 Uncategorized Asset	
191 Undeposited Funds	9,779.48
Employee Advances	96.71
Total for Other Current Assets	**$72,817.61**
Total for Current Assets	**$142,749.70**
Fixed Assets	
192 Taproom Equipment	426.03
193 Production Equipment	16,693.84
194 Leasehold Improvements	24,541.78
195 Furniture & Fixtures	18,424.09
197 Computers & Office Equipment	643.93
198 Accumulated Depreciation	-31,794.97
199 Accumulated Amortization	-13,458.31
Beer Kegs	11,575.00
Covenant not to compete	10,000.00
Goodwill	127,500.00
Total for Fixed Assets	**$164,551.39**
Other Assets	
Security Deposits	9,370.00
Total for Other Assets	**$9,370.00**
Total for Assets	**$316,671.09**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	17,028.23
Total for Accounts Payable	**$17,028.23**
Credit Cards	
2010 Short Term Borrowing- Melio	-242.85
Chase Business Visa	208.79
Chase Ink	$29,594.93
Chase x2568	-37,174.02
Chase x3037	21,755.21
Total for Chase Ink	**$14,176.12**

Balance Sheet

OWB Holdings Inc.
As of August 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Cards	**$14,142.06**
Other Current Liabilities	
200 Direct Deposit Payable	
203 Out Of Scope Agency Payable	
204 Payroll Liabilities	0
205 CA PIT / SDI	
206 CA SUI / ETT	
207 Federal Taxes (941/944)	
208 Federal Unemployment (940)	
Total for 204 Payroll Liabilities	**0**
209 Prepaid Expenses Payable	
210 Sales & Use Tax Liabilities	4,899.10
211 Tips Collected & Remitted	1,913.48
212 CRV Liabilities	2,927.80
220 Accrued Liabilities	
Benefit Liabilities	88.19
Event Deposit Payable	1,300.00
Gift Card Outstanding	-30.00
other	
Refundable Keg Deposit	
Square Gift Cards	506.55
Total for Other Current Liabilities	**$11,605.12**
Total for Current Liabilities	**$42,775.41**
Long-term Liabilities	
296 Wayflyer	42,500.00
297 Personal Loan	81,472.92
298 Investment Notes	465,856.00
299 Auto Loan	
Loan Payable - eLease	16,987.21
Promissory Note	137,066.67
Total for Long-term Liabilities	**$743,882.80**
Total for Liabilities	**$786,658.21**
Equity	
300 Opening Balance Equity	
301 Owner's Investment	108,976.00
303 SAFE Investments	79,986.00
302 Retained Earnings	-554,077.34
Net Income	-104,871.78
Total for Equity	**-$469,987.12**
Total for Liabilities and Equity	**$316,671.09**

Statement of Cash Flows

OWB Holdings Inc.

January 1-August 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-104,871.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1001 Inventory:Inventory - Freight In Costs	-11,169.90
101 Inventory:Inventory Beer - Kegged	12,546.72
102 Inventory:Inventory Beer - Packaged	5,617.21
103 Inventory:Inventory Beer - Work in Progress	-990.00
104 Inventory:Inventory Ingredients	10,203.74
105 Inventory:Inventory Merchandise	647.57
107 Inventory:Inventory Packaging	-4,758.75
108 Inventory:Taproom - 3rd-Party Alcohol	-349.27
109 Inventory:Taproom Inventory - 3rd-Party NA Beverage	1,732.75
110 Inventory:Taproom Inventory - Food	-1,342.86
189 Prepaid Expenses	441.93
198 Accumulated Depreciation	13,054.08
199 Accumulated Amortization	5,666.64
2010 Short Term Borrowing- Melio	-242.85
204 Payroll Liabilities	-8,153.21
210 Sales & Use Tax Liabilities	-396.94
211 Tips Collected & Remitted	1,436.38
212 CRV Liabilities	1,619.32
220 Accrued Liabilities	-39.67
Accounts Payable (A/P)	-9,736.22
Accounts Receivable	189.40
Accounts Receivable (A/R)	-4,949.03
Benefit Liabilities	802.06
Chase Ink:Chase x2568	-26,386.67
Chase Ink:Chase x3037	17,963.48
Employee Advances	-63.71
Square Gift Cards	326.55
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$3,668.75**
Net cash provided by operating activities	**-$101,203.03**
INVESTING ACTIVITIES	
193 Production Equipment	8,000.00
Net cash provided by investing activities	**$8,000.00**
FINANCING ACTIVITIES	
296 Wayflyer	42,500.00
297 Personal Loan	-7,078.09
298 Investment Notes	60,000.00
301 Owner's Investment	-427.00
303 SAFE Investments	54,986.00

Statement of Cash Flows

OWB Holdings Inc.

January 1-August 31, 2025

FULL NAME	TOTAL
Loan Payable - eLease	-2,714.23
Promissory Note	-32,904.00
Net cash provided by financing activities	**$114,362.68**
NET CASH INCREASE FOR PERIOD	**$21,159.65**
Cash at beginning of period	**$32,917.18**
CASH AT END OF PERIOD	**$54,076.83**